As filed with the Securities and Exchange Commission on August 18, 2000


                                  Form N-18F-1


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


            NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940


     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this notification of election.

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 18th day of August, 2000.

Attest:                                     EATON VANCE VARIABLE TRUST



/s/ Alan R. Dynner                          /s/ James B. Hawkes
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Alan R. Dynner                              James B. Hawkes
Secretary                                   President